October 24, 2008

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-3561

RE:         Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 1-12079

Mr. Owings:

This letter is being furnished on behalf of Calpine Corporation in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) contained in a letter to Robert P. May, former Chief Executive Officer of Calpine Corporation, dated September 25, 2008, with respect to the above referenced filing and our Form 10-Q for the Quarterly Period Ended June 30, 2008.  As used in this letter, “we,” “us,” “our,” the “Company” and “Calpine” refer to Calpine Corporation and its subsidiaries unless the context requires otherwise.

For your convenience, we have set forth the Staff’s comments in full followed by our responses.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

Form 10-K for Fiscal Year Ended December 31, 2007

Environmental profile, page 11

1.
We note your description of your geothermal power generation facilities located in the Geysers region of northern California and that you own and operate 17 of these facilities.  Please insert a small-scale map showing the location and access to each property, grouping them as may be appropriate, as required by Instruction 3(b) to Item 102 of Regulation S-K.

Response:

Instruction 3b to Item 102 of Regulation S-K requires a map with respect to “individual properties … of major significance to an industry segment.” The Geysers are a part of our West segment, which includes 47 facilities.  None of our Geysers facilities are considered to be individually significant, and, on a collective basis, the 17 Geysers facilities are capable of producing approximately 725MW, about average for a single combined cycle, natural gas-fired power plant in our West segment.  In addition, we have presented information as to the location of each of our facilities in the table “Power Plants in Operation and Under Construction/Development” beginning on page 14 of our Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”).

In order to more clearly indicate their locations, we propose to include in future Form 10-K filings a map showing the location of our facilities.  All of our Geysers facilities are located in a small section of the Geysers region and our map will therefore show our 17 geothermal plants at the Geysers region as a single location. We do not believe that indicating “access” on the map would provide meaningful information, as access to our Geysers facilities is no different from access to any of our other natural gas-fired facilities.  In that regard, we note that, in addition to providing information on the location of each of our facilities, we disclosed in our 2007 Form 10-K that, under our geothermal leases, we have been granted “the exclusive right to drill for, produce and sell geothermal resources from these properties and the right to use the surface for all related purposes,” which related purposes includes access to the properties.  Additionally, as set forth in our response to Comment 2, we also propose to provide further information in narrative form with respect to our Geysers leases.

Description of power generation facilities, page 12

2.	We note you have acquired leases for your geothermal power facilities. Please disclose the following information concerning your properties, grouping and summarizing them as may be appropriate:

•	A description of all interests in your properties, including the terms of all underlying agreements.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

•	The basis and duration of your claims or leases, mineral rights, surface rights, claims and/or concessions.

•
An indication of the type of claim or concession such as placer or lode, mineral lease or land grant, exploration or exploitation, whether the mining claims are State or Federal mining claims, mining leases, or mining concessions.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

•	The area of your claims or leases, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response:

We believe our disclosures, included on pages 12 and 13 of our 2007 Form 10-K, describing the material rights related to our leased geothermal properties, were adequate and appropriate based upon the overall significance of our Geyser’s assets to the Company as a whole and to our West segment.  As no particular lease is individually material, and individual descriptions of each of the more than 100 leases would not meaningfully add to investors’ understanding of our rights with respect to these properties, the lease descriptions were grouped so as to provide an understanding of our material rights.   However, we propose to expand the description of our leases similar to that set forth below (tracked to show changes) in our future Form 10-K filings:

We currently lease the geothermal steam fields from which we extract steam for our geothermal power generation facilities. We have leasehold mineral interests in 107 leases comprising approximately 27,700 acres of federal, state and private geothermal resource lands in the Geysers region in northern California. Our leases cover one contiguous area of property that comprises approximately 40 square miles in the northwest corner of Sonoma county and southeastern corner of Lake county in northern California.  The approximate breakout by volume of steam removed under the above leases for the year ended 2008 (2007 data listed below) is:

·	31% related to leases with the Federal Government via the Bureau of Land Management,
·	28% related to leases with the California State Lands Commission, and
·	41% related to leases with private landowners/leaseholders

In general, our geothermal leases grant us the exclusive right to drill for, produce and sell geothermal resources from these properties and the right to use the surface for all related purposes. Each lease requires the payment of annual rent until commercial quantities of

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

geothermal resources are established. After such time, the leases require the payment of minimum advance royalties or other payments until production commences, at which time production royalties are payable on a monthly basis from 10-31 days (depending upon the lease terms) following the close of the production month. Such royalties and other payments are payable to landowners, state and federal agencies and others, and vary widely as to the particular lease. In general, royalties payable are calculated based upon a percentage of total gross revenue received by us associated with our geothermal leases. Each lease’s royalty calculation is based upon its percentage of revenue as calculated by its steam generated to the total steam generated by the Geysers Assets as a whole.

Our geothermal leases are generally for initial terms varying from 10 to 20 years or for so long as geothermal resources are produced and sold. A few of our geothermal leases were signed in excess of 30 years ago.

In addition, we hold 41 geothermal leases comprising approximately 46,400 acres of federal geothermal resource lands in the Glass Mountain and Medicine Lake areas in northern California, which is separate from the Geysers region. Four test production wells were drilled prior to our acquisition and we have drilled one test well, which produced commercial quantities of steam during flow tests at our Glass Mountain leases.  However, the properties subject to these leases have not been developed and are not producing properties.  We have capitalized the costs associated with our test well; however, there can be no assurance that these leases will ultimately be developed. See Note 15 of the Notes to Consolidated Financial Statements for a description of litigation relating to our Glass Mountain area leases.

Our federal leases are, in general, for an initial 10-year period with renewal clauses for an additional 40 years for a maximum of 50 years.  The 50-year term expires in 2024 for the majority of our federal leases.  However, our federal leases allow for a preferential right to renewal for a second 40-year term on such terms and conditions as the lessor deems appropriate if, at the end of the initial 40-year term, geothermal steam is being produced or utilized in commercial quantities.  The majority of our other leases run through the economic life of the Geysers Assets and provide for renewals so long as geothermal resources are being produced or utilized, or are capable of being produced or utilized, in commercial quantities from the leased land or from land unitized with the leased land. Although we believe that we will be able to renew our leases through the economic life of the Geysers Assets on terms that are acceptable to us, it is possible that certain of our leases may not be renewed, or may be renewable only on less favorable terms.

We do not look to ¶(b)(2) of Industry Guide 7 for mining operations as we primarily analogize our operations and related accounting to oil and gas guidance, which is further discussed in our responses to Comments 3, 4, 10 and 17 below; however, we believe that the proposed descriptions above adequately disclose the material terms and conditions of our geothermal leases.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

Risk factors, page 35

3.
We note you state your geothermal energy reserves may not be adequate for your geothermal operations.  Please disclose your proven and probable geothermal energy reserves, state your current estimate of the expected duration of economic power generation, the estimated rate of decline in productivity and/or utilization.  Please note geothermal reserves are specifically excluded from oil and gas producing activities under Rule 4-10 of Regulation S-X.

Response:

As the Staff has noted in this Comment, geothermal reserves are specifically excluded under the requirements of Rule 4-10 of Regulation S-X.  Accordingly, we do not present geothermal reserves.

We understand that there are differences between oil and gas and geothermal activities.  In particular, unlike oil and gas (or mining) activities, where the material is extracted and irrevocably depleted, the steam reservoir from which we capture steam to produce energy is, to some extent, replenished by us through steam condensate and the injection of reclaimed waste-water directly into the steam reservoir.  Accordingly, we do not believe providing a “proven” reserve number would be appropriate under the circumstances as these are expected to change based upon future levels of reinjection and reservoir replenishment activities.  We believe our description and disclosure related to the economic life of our geothermal resources is adequately explained on page 12 of our 2007 Form 10-K, which states:

Geothermal energy is considered a renewable energy because the steam harnessed to power our turbines is produced inside the Earth and does not require burning fuel to generate electricity. The extracted steam is also partially replenished by the injection of condensate associated with the steam extracted to generate electricity. We also inject clean, reclaimed waste-water from the City of Santa Rosa Recharge Project and from Lake County through injection wells, which serves to slow the natural depletion of our geothermal reservoirs. We expect the injection projects to extend the useful life of this resource and help to maintain the output of our geothermal resources and power plants.

Upon review of your comment above, we propose to expand the disclosure in future Form 10-K filings to better explain the economic life of our geothermal assets, particularly, in relation to the estimated useful life of the steam reservoir based upon our planned levels of re-injection and reservoir replenishment activities.  We have included this proposed disclosure for future Form 10-K filings in our response to Comment 15 as the determination of our reserves includes reserve studies.

4.	Please forward to our engineer as supplemental information, and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

your materials designated as reserves, as required by Section C of Industry Guide 7 or Exchange Act Rule 12b-4.  The information requested includes, but is not limited to:

•	Property and geologic maps
•	Description of your sampling and assaying procedures
•	Drill-hole maps showing drill intercepts
•	Representative geologic cross-sections and drill logs
•	Description and examples of your cut-off calculation procedures
•	Cutoff grades used for each category of your reserves and resources
•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
•	A detailed description of your procedures for estimating reserves
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Response:

We are providing the applicable materials requested in a supplemental response to the Staff under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. Sec. 200.83.

Item 7. Management’s Discussion and Analysis

Commodity Margin by Segment, page 48

5.
We note your presentation and discussion of segment commodity margin in MD&A on pages 48 and 54.  As such, we believe you should revise either to (1) present the SFAS 131 required disclosures or (2) include a cross reference in this section to segment footnote 16 in the financial statements.  We refer you to the guidance under FAQ Regarding the Use of Non-GAAP Financial Measures Question No. 19.

Response:

We agree and propose to include a cross reference to our segment footnote included in the notes to consolidated financial statements in our future reports on Form 10-K and Form 10-Q, as applicable.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

Capital Spending and Project Financing, page 61

6.	Please revise the first paragraph of this subsection to discuss in dollar terms the estimated cost of the Russell City Energy Center project.

Response:

For the reasons described below, we respectfully submit that the estimated cost of the Russell City Energy Center project (“Russell City” or the “Russell City project”) represents confidential commercial or financial information the disclosure of which would result in substantial competitive harm to the Company.  As a result, we respectfully submit that such information is not required to be disclosed.

Under Securities Act Rule 406 and Exchange Act Rule 24b-2, the tests for evaluating a confidential treatment request derive their standard for withholding information from the Freedom of Information Act (“FOIA”).  Courts have interpreted the confidentiality standard under FOIA to protect as confidential commercial or financial information including financial projections, the disclosure of which “would provide competitors with valuable insights into the company’s operations, give competitors pricing advantages over the company, or unfairly advantage competitors in future business negotiations.” People for the Ethical Treatment of Animals v. United States Department of Agriculture, 2005 WL 1241141 (D.D.C. 2005) at *7 (citing National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673, 684 (D.C. Cir. 1976)).  The types of information that courts have held are within the scope of the exemption are broad and include, without limitation: information regarding the method of pricing and cost increases; contractual pricing provisions; sales and profit data; and business sales statistics, such as total net sales, total costs and expenses, operating costs, gross sales and renegotiable sales.  Burke Energy Corp. v. Department of Energy for the United States of America, 583 F. Supp. 507, 511 (D. Kan. 1984) (citations omitted); see also Herrick v. Garvey, 200 F. Supp. 2d 1321, judgment aff’d, 298 F.3d 1184 (10th. Cir. 2002) (confidential treatment accorded to blueprints detailing product manufacturing and design information), National Broadcasting Co. v. U.S. Small Business Admin., 836 F. Supp. 121 (S.D.N.Y. 1993) (confidential treatment accorded to documents containing information relevant to a company’s financial status and/or the financing of the company).  As the Division of Corporation Finance noted in Staff Legal Bulletin No. 1, “[s]ometimes disclosure of information required by the regulations can adversely affect a company’s business and financial condition because of the competitive harm that could result from the disclosure,” in which case even information required to be disclosed by the SEC’s regulations can be deemed confidential.  “Confidential Treatment Requests,” Division of Corporation Finance Staff Legal Bulletin No. 1A, Fed. Sec. L. Rep. (CCH) 60,001 (February 28, 1997 (Addendum Included: Ju1y 11, 2001)).1

Applying these standards to the request for disclosure regarding the estimated costs to complete the Russell City project, we respectfully submit that disclosure of our projected costs would lead

[1]	The Company acknowledges that the statements in Staff legal bulletins do not constitute rules, regulations or statements of the SEC and are not legally binding.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

to competitive harm to the Company because (1) it would provide potential counterparties an unfair advantage in negotiations with respect to project agreements; (2) it would undermine the Company’s position and ability to negotiate the most favorable terms for the project financing necessary to construct the facility; (3) the Company does not publicly disclose forward-looking information relating to expected costs of development projects prior to entering into applicable project documents and obtaining project financing; and (4) the estimated costs constitute proprietary information based on a number of possible project and financing arrangements the disclosure of which would not only provide the Company’s potential project or finance counterparties with an unfair advantage in negotiations but provide the Company’s competitors with a competitive advantage in the development, construction and acquisition of competing power project assets.

The Russell City project is our only consolidated project in active development.  Construction is anticipated to begin once all permits and other required approvals are final and non-appealable, and project financing has closed. Upon completion, this project would bring on line approximately 362 MW of net interest baseload capacity (390 MW with peaking capacity) representing our 65% share.

As indicated, we have not yet obtained project financing for this project.  Our ability to obtain project financing, the amount of project financing required, the pricing terms including interest rates, and other terms (maturity, defaults, covenants, security arrangements, etc.) of any project financing are dependent upon the terms of the underlying project and construction agreements (including without limitation construction, turbine, operation and maintenance, long-term maintenance, project management, power purchase, interconnection, offtake, pipeline and gas transportation arrangements) that are to a large extent unknown as we have not yet completed negotiations on, or entered into, the array of major project documents that will be required before financing can be obtained or construction begun.

Our expected costs to complete the Russell City project will determine the amount of project financing required, as we expect to use project financing to fund a significant portion of these costs.  The total expected costs are driven to a large extent by the terms we are able to negotiate with counterparties to our underlying project agreements.  While we model an array of potential scenarios, disclosing the expected costs would signal to counterparties a base case scenario from which they could begin negotiations, placing the Company at a disadvantage and preventing the Company from being able to negotiate the most favorable terms for such agreement.  This would impact the amount of financing necessary, and, to the extent that the project agreements were less favorable than they otherwise would have been, will not only drive up the expected principal amount of the financing, but affect the other terms of the financing including the structure, interest or other payments, timing of payments, security arrangements and covenant and default provisions, among other things.  In addition, disclosing our estimated costs to completion at this stage would provide our competitors with an advantage, particularly in the California market where the Russell City project is to be constructed.  Our competitors could use the information to underbid us, or to seek to develop or construct competing generation facilities at a lower cost than they

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

would otherwise have been able, reducing our ability to obtain the required permits and other approvals necessary to construct the Russell City project or reducing the comparative economics and demand for the energy to be produced by the Russell City project.

Another test for whether information is confidential is whether the information is of the type that would not customarily be released to the public by the person from whom it was obtained.  Sterling Drug, Inc. v. Federal Trade Commission, 450 F.2d 698, 709 (D.C. Cir. 1971); Board of Trade of Chicago v. Commodity Futures Trading Commission, 627 F.2d 392, 404 (D.C. Cir. 1980).  The Company has not publicly released information regarding its estimated costs to complete the Russell City project and would not customarily publicly release information regarding its costs to construct a facility for the reasons noted herein.

Additionally, the Company has not historically publicly disclosed forward-looking guidance or made other prospective disclosure with respect to the potential costs to complete individual projects in development.  The Company has adopted this approach based on its belief that such guidance does not serve the best interests of the Company or its stockholders.  We believe that our decision not to provide such estimates allows us to maintain a fair position in negotiations so that we may achieve the most favorable terms on project and financing agreements that allow us to move our projects in development to the construction stage.  We respectfully submit that disclosure of this confidential commercial and financial information would put us at a competitive disadvantage in such negotiations, increasing the costs to the Company and potentially delaying or otherwise obstructing project construction.

We note that the information regarding potential costs to complete the Russell City project are not expected to be material to the Company.  The Company currently operates more than 80 generating facilities capable of producing almost 24,000 megawatts of electricity.  At June 30, 2008, the Company had more than $22.6 billion in total assets including more than $8.3 billion in total current assets, and carried approximately $10.4 billion in debt.  Russell City, which is expected to generate 390 megawatts (representing the Company’s 65% interest), will not represent a material change to the Company’s overall production capacity or its assets, and is not expected to result in a material debt obligation.  Additionally, this project has not received all of the required regulatory permits and approvals. If the Company does not receive these, the Company could delay construction or otherwise suspend development activities.  Accordingly, disclosing the Company’s expected costs at this time would not provide investors with material information or change the total mix of information available to investors.

When the major underlying project documents have been executed and project financing is in place, the Company expects to disclose the amount of such project financing.  For example, see the Company’s disclosures regarding its project financing facilities in Note 8 of the Notes to Consolidated Financial Statements included in the 2007 Form 10-K.  Thus, we do not seek to keep all information regarding our costs permanently confidential, but would provide the information regarding our project financing and, to the extent material, other costs or contributions, if any, that are not funded with project financing at a later time when the disclosure will not cause the Company competitive harm.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

For the reasons discussed above, the Company believes that the information regarding expected cost to complete the Russell City project is confidential and should not be disclosed.

Item 9A Controls and Procedures

Disclosure Controls and Procedures, page 80

7.
We note your statement that disclosure controls and procedures were effective at the reasonable assurance level.  Please explain and revise in future filings, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4, SEC Release No. 33-8238 for guidance.

Response:

We will remove the reference to the level of assurance of our disclosure controls and procedures in our future Form 10-K and Form 10-Q filings.

Item 13. Certain Relationships and Related Transaction, and Director Independence, page 114

8.
Please revise to describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  Please see Item 404(b) of Regulation S-K.

Response:

A description of the Company’s policies and procedures with respect to the reporting and approval of related party transactions as required by Item 404(b) of Regulation S-K was included in the 2007 Form 10-K under Item 10. “Directors and Executive Officers of the Registrant — Code of Conduct.” There were no transactions required to be reported under Item 404(b)(2).  We agree that this information should also have been included as part of Item 13, and propose that, in future filings, we will ensure that this information be included under Item 13 directly or that Item 13 include a cross-reference to clearly identify where the information may be found.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

Financial Statements and Notes

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation, page 151

9.
We note your disclosures that “[o]n May 3, 2007, OMEC, an indirectly wholly owned subsidiary and the owner of the Otay Mesa Energy Center, entered into a 10-year tolling agreement with SDG&E…provides for a put option for OMEC to sell and a call option by SDG&E to buy, the Otay Mesa facility at the end of the tolling agreement.” Advise us and disclose in more detail the significant terms of the tolling agreement, and the put and call options.  Addressing relevant GAAP literature, explain to us how you determined that deconsolidation of the entity is appropriate effective the second quarter of 2007.

Response:

As OMEC is deconsolidated and does not constitute a significant subsidiary, additional discussion of the significant terms of the tolling agreement would not meaningfully add to investors’ understanding of our operations and revenue recognition and are not included.  Further discussion of the significant terms of the put and call options follows in our response addressing how we determined deconsolidation was appropriate.

Our analysis that deconsolidation was appropriate in the second quarter of 2007 is based upon application of FIN 46(R) “Consolidation of Variable Interest Entities – An Interpretation of ARB 51.”

Concurrent with obtaining $377 million in project financing in May 2007, we entered into a ten-year tolling agreement with San Diego Gas & Electric (“SDG&E”) for the full output of OMEC and we also entered into a ground sublease easement with SDG&E, which provides for a put option by us to sell and a call option for SDG&E to buy OMEC.  The new contracts between OMEC and SDG&E were determined to trigger a reassessment of the primary beneficiary of OMEC in accordance with the requirements of FIN 46R. We analyzed the criteria to determine the primary beneficiary in a two step process:

Step 1 – Analyze the risks of the entity and to which party the primary risk of loss and potential for reward are passed along to.  We determined the most significant risk was price risk (change in fair value).

Step 2 – Determine the purpose(s) for which the entity was created and determine the variability the entity is designed to create and pass along to its interest holders.

In doing so we determined:

•	The primary purpose for which the entity was created was to provide SDG&E with use of the property for ten years with substantially all of the rights and obligations of ownership.
•	The combination put/call option transfers a significant amount of the risk and reward of ownership to SDG&E. SDG&E will benefit from increases in the property value above

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

$377 million and will be exposed to loss in value below $280 million. Calpine retains the risk of change in value between $280 million and $377 million.

In addition, we considered that OMEC was designed to create and pass along construction, operational and credit risk to Calpine and the lenders. However, the most significant risk was determined to be price risk, which it was designed to create and pass along to SDG&E. Calpine also has some exposure to price risk, to the extent the plant value in year 10 is between $280 and $377 million. However, we analyzed the price risk from the put and call features using a sensitivity analysis with and without the put and call features using our price curves assuming plus and minus one standard deviation and an appropriate discount factor.  The results of the price sensitivity analysis determined SDG&E has the greatest price variability compared to Calpine.  We shared our results and consulted with SDG&E who concurred with our assessment and SDG&E began consolidating OMEC.  Accordingly, we determined deconsolidation in the second quarter of 2007 was appropriate.

As a result of your comment requesting more detailed disclosure, we propose to include disclosure similar to that set forth below (tracked to show changes) in future Forms 10-Q and 10-K:

We deconsolidated OMEC during the second quarter of 2007 as a result of a 10-year tolling agreement we entered into with SDG&E and assignment of rights under an existing ground lease and ground sublease and easement agreement to SDG&E in May 2007, which, among other things, provides for a put option by OMEC to sell, and a call option by SDG&E to buy, the Otay Mesa facility at the end of the tolling agreement. These new contracts resulted in a reconsideration under FIN 46(R) to determine if OMEC constituted a variable interest entity and if we should continue to consolidate OMEC. Because the put and call options effectively create a minimum floor and a maximum ceiling value to Calpine, the put and call options absorb the majority of our risk of loss and potential for reward related to the property and transfer these to SDG&E. As a result, we determined that we are not OMEC’s primary beneficiary. Accordingly, we deconsolidated OMEC during the second quarter of 2007 and have accounted for our investment in OMEC under the equity method.

Property, Plant and Equipment, Net, page 157

10.
We note your disclosures that you capitalize costs incurred in connection with the development of geothermal properties in your geothermal operations.  In this regard, please supplementally explain, with a view toward expanding disclosure, your capitalization policy for exploration and development costs.  In this regard, please advise whether you have ever incurred exploration costs and if so, how drilling and any other exploration type costs are treated in your financial statements.  Your policy should be more specific in describing the nature of each type of costs capitalized in addition to a discussion of when you begin capitalizing them.  Tell us and consider disclosing such

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

costs as component amounts in a footnote to the financial statements.  Cite the relevant authoritative GAAP literature, or accepted practice, that you relied upon or analogized to for your accounting.  We may have further comments.

Response:

We have historically analogized our geothermal accounting to oil and gas accounting. We purchased the Geysers Assets as a proven steam reservoir and accounted for the assets under purchase accounting.  All well costs have been capitalized since our purchase date as they have represented new development or services.  Exploration activities are extremely limited and not material to our overall capital expenditures or our fixed assets.  A total of 4 deep test wells were drilled at Glass Mountain prior to us acquiring the Glass Mountain leases.  Since our acquisition, we have drilled one deep test well at Glass Mountain in 2001 which produced economically viable quantities of steam and the well costs were capitalized. We recorded an impairment charge of approximately $25 million at December 31, 2005 related to our Glass Mountain leases as part of our reduction in development activities resulting from filing for Chapter 11 bankruptcy.  Immaterial holding costs at Glass Mountain are expensed.

Our current capital expenditures at the Geysers Assets are those incurred for proven reserves and reservoir replenishment (primarily water injection), pipeline and power generation assets and drilling of “development wells” as all drilling activity has been performed within the known boundaries of the steam reservoir.  We have capitalized costs incurred during ownership consisting of additions, repairs or replacements when they appreciably extend the life, increase the capacity or improve the efficiency or safety of the property.  Such costs are expensed when they do not meet the above criteria.  Our Geyser’s capitalization policy that has been followed is summarized as follows:

1.
New equipment – All new projects over $25,000 and identified as “new,” that is, not replacing any existing equipment already in service at the Geysers, are capitalized.  Examples of new equipment include:

•	A new well, either production or injection, into a proved area of the reservoir;
•	A new pipeline built to mitigate “bottlenecking” of steam or to cross-tie existing facilities to improve flexibility or operational capabilities; or
•
New plant equipment that adds to existing equipment to mitigate potential risk or to improve efficiency (for example, the addition of a second vacuum pump to a gas removal system where only one pump existed before).

2.
Plant overhauls and well workovers or cleanouts –  The work associated with all power plant overhauls, which generally occur on a five year cycle, is expensed.  In addition, well workovers or cleanouts are expensed.  If a new liner is added to a well where there was no liner before, we will capitalize the cost of the liner while all of the rig mobilization costs and drilling costs will be expensed as they are deemed to be part of the

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

cleanout.  The new liner is added to the capital base because we are adding an asset that did not exist before.  The new asset (the liner) improves the efficiency and life of the well.

3.	Costs associated with changes in functionality that leverage off of existing assets are capitalized. The two primary examples are:

•
Converting an existing production well into an injection well, which adds new equipment (a slotted liner) to the well to change its functionality.  A conversion of a producing well to an injection well is normally performed as it is significantly cheaper than drilling a new injection well.

•
An existing production well is “forked” to increase production.  In this example we will use an existing well to create another leg via directional drilling to tap into a non-producing area of the geothermal resource.

4.
Safety and environmental concerns or requirements – Costs associated with changes that are made purely to meet new environmental or safety regulations the cost of the project are capitalized.  Examples include:

•	Installing eye wash stations to satisfy safety requirements.
•	Building a sound barrier around a pump or a blower to mitigate noise exposure.
•	Building an enclosure around a control panel to protect the panel and reduce exposure to high noise levels.
•	Building a fish ladder in a creek to satisfy environmental regulations.

5.
Existing equipment replacements – Because the overall output of the Geysers is very seldom impacted by the replacement of old equipment, the replacement is usually expensed if it is performing the same function, even if it is doing the job more efficiently or at a cost savings. There is an exception where the equipment removed is refurbished and retained as a capital spare.  The repair costs are expensed and charged as a plant operating expense; however, this does result in two assets that can be clearly identified on the books, and the cost of the new asset will be capitalized.

We have retained our geothermal rights to the Glass Mountain leases which is an undeveloped steam field.  We have not yet determined whether development of these assets is economically feasible.  If we decide to develop this field, we expect to capitalize these expenditures, in accordance with our capitalization policy discussed above.

Because we are not actively pursuing exploration and development into unproven geothermal fields, we do not have any exploration costs.  Our net book value of our Geysers property, plant and equipment represents only 5.5% our consolidated total and no separate disclosure is planned.  Should these costs become significant in the future, we will disclose these in our future filings as appropriate.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

In determining our capitalization policies at the Geysers, we have historically applied the guidance under oil and gas accounting. Our application of this guidance has been based upon the following:

•	There are no geothermal-specific industry standards or guidance.
•
The technology used to drill wells and collect the steam is substantially the same as oil and gas technology.  In fact, the third parties we use to drill new wells and overhaul or modify our existing wells are oil and gas drilling companies.

•	Our analyses and reserve studies of the steam reservoir are based upon oil and gas technology and techniques.

16. Segment and Significant Customer Information, page 205

11.	Please provide a reconciliation of the segments’ assets to the consolidated assets. Reference is made to paragraph 32c of SFAS 131.

Response:

Our management reporting system does not generate asset information or capital expenditure information by segment to present to management and is not reviewed by or provided to our chief operating decision maker.  Based upon our review of SFAS No. 131, we determined that only items included in our management reporting are required to be reported under the rules and we are not obligated under SFAS No. 131 to create information that otherwise does not exist in our management reporting system.

12.	Please disclose the segments’ capital expenditures in accordance with paragraph 28b of SFAS 131 or advise us why you are not required to do so.

Response:

As discussed in our response to Comment 11 above, our management reporting system does not generate asset information, including capital expenditures, by segment, nor does our chief operating decision maker review this information.  Based upon our review of SFAS 131, we determined that we are not required to present this information.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2008

Financial Statements and Notes

1. Basis of Presentation and Summary of Significant Accounting Policies

Deconsolidations, page 7

13.
We note your deconsolidation of RockGen during the first quarter of 2008 resulting from the call option to absorb the majority of expected losses and residual returns from the entity such that you are not the primary beneficiary.  In that regard, tell us and disclose in more detail the option terms that form the basis behind your conclusion that you are not the primary beneficiary.

Response:

Our analysis that deconsolidation of RockGen Energy Center (“RockGen”) was appropriate based upon the following:

The purchase of the RockGen assets in January 2008 resulted in a reconsideration of the primary beneficiary of RockGen, similar to the reconsideration triggered with respect to OMEC, as discussed in our response to Comment 9. Our power purchase sales agreement (“PPA”) with Wisconsin Power & Light ("WP&L") contains a call option.  Under the terms of the call option, WP&L may purchase the plant for a price of $141 million at May 31, 2009 provided 180 days prior written notice of exercise of the call option is given.  Similar to the analysis conducted with respect to OMEC, we evaluated the call feature in the WP&L PPA with RockGen under FSP FIN 46(R)-6 in order to determine the primary beneficiary. Based on this analysis, we determined that the call option provided WP&L with the risks and rewards of ownership as they are the primary entity exposed to potential changes in value of the plant.

We propose to include disclosure similar to that set forth below (tracked to show changes from our prior filings) in future filings on Forms 10-Q and 10-K:

Our purchase of the RockGen assets during the first quarter of 2008 terminated the sale-leaseback agreement with CIT Group, which required reconsideration under FIN 46(R) to determine RockGen's primary beneficiary.  Our PPA with WP&L contains a call option which allows WP&L and related parties to purchase RockGen on May 31, 2009 at a fixed price, provided they give 180 days prior written notice. The call option effectively creates a ceiling value for Calpine and absorbs the majority of our potential for expected residual returns from the entity, transferring the potential risks and rewards to WP&L. As a result, we determined that we are not RockGen’s primary beneficiary. Accordingly, we deconsolidated RockGen during the first quarter of 2008, and our investment in RockGen is accounted for under the equity method. If written notice is not received in compliance with the 180 day requirement and the call option expires unexercised, we expect that the expiration of the call option will again trigger reconsideration under FIN 46(R), at which time, it is possible that we may be required to consolidate RockGen.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

12. Commitments and Contingencies

Potential Loss and Deconsolidation/Sale of Auburndale Power Plant, page 27

14.
We note that you consolidated Auburndale, a variable interest entity, as of June 30, 2008.  In order to better understand your accounting, explain to us how you consider paragraph 14 of FIN 46R in determining that you are the primary beneficiary in consolidating the entity in light of the fact that Pomifer, an unrelated party, holds a preferred interest in the entity that entitles Pomifer to 70% of the entity’s cash distributions through 2013.

Response:

On September 3, 2003, Calpine sold a preferred interest in Auburndale Holdings LLC to Pomifer Power Funding, LLC (“Pomifer”), a wholly own subsidiary of ArcLight Energy Partners Fund I, L.P. for $88 million. The preferred interest entitled Pomifer to approximately 70% of the cash flows in Auburndale Power Partners LP (“APP”) (which holds the Auburndale power plant) over the priority repayment period through 2013.  After the priority period, Calpine and Pomifer would split net cash flows from the project 60% - 40%, respectively, for the remaining life of the partnership.

We determined the preferred interest met the criteria of a mandatorily redeemable financial instrument and accordingly classified it as debt under the guidance of SFAS No. 150, due to the preferential distributions to Pomifer.  The preferential distributions are paid quarterly beginning in November 2003 and total approximately $204.7 million over the priority repayment period with an effective interest rate, after amortization of deferred financing charges, of 16.8%. Pomifer’s recourse is limited to the net assets of the entity.  We have not guaranteed the payment of these preferential distributions.  Calpine holds the remaining interest in the facility and continues to provide operations and maintenance services.

The cost of new construction was lower in 2003 than in current markets such that our initial analysis of the purchase option and the potential drag along rights were considered too far in the future to predict with any degree of certainty that the exercise of the purchase option and drag along rights were likely to occur.

Our initial projections and analysis in 2003 determined that we expected to repay and satisfy Pomifer’s preferred interest in accordance with the preferred interest terms.  Additionally, our initial projections showed greater returns in the latter years of Auburndale’s life and the remaining residual cash flows past 2013 were much greater to Calpine than to Pomifer over the life of the project and showed that Calpine had the majority of the expected residual risk of returns.  Accordingly, we determined consolidation was appropriate.

On August 21, 2008, Pomifer exercised its right to purchase additional interest in the cash flows of Auburndale.  The purchase of additional interest was determined to require a reconsideration under FIN 46(R) similar to OMEC and RockGen discussed above.  We are performing a FIN 46

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

analysis in conjunction with the preparation of our financial statements and Form 10-Q for the period ending September 30, 2008 to determine if we should deconsolidate Auburndale.

15.	Please disclose whether or not a reserve audit has been performed over the last three years.

Response:

Note that we have assumed that this comment relates to our geothermal reserves, and to our annual (Form 10-K) rather than quarterly (Form 10-Q) disclosures.  With respect to our geothermal reserves, we propose to add disclosure similar to the below in our future Form 10-K filings to describe our reserve studies and to provide the additional disclosure as noted in our response to Comment 3 above:

We periodically obtain independent geothermal studies to help us assess the economic life of our geothermal reserves.  Our most recent independent geothermal reserve study was conducted in 2006.  Our evaluation of the reserve study indicated that the Geysers Assets should continue to supply sufficient steam to generate positive cash flows through 2050.  Significant assumptions used in the study and our evaluation are as follows:

•
The study defined “proved reserves” as those quantities of geothermal energy which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and government regulations. The “given date forward” was “Calpine’s schedule of development, operation and investment over the period 2006 to 2050.”

•
Our evaluation of the study concluded that, based upon our planned level of continued capital expenditures and reservoir replenishment activities, generation would decline to about 580 MW by 2020, reaching about 450 MW in 2050. This forecasted rate of decline includes the impact of water injection contracts, current decline rates and expected production and operating costs going forward.

16.
Green energy or renewable energy may receive premium pricing compared to conventional energy sources.  Please disclose the average electrical power pricing received from your geothermal power plants compared to conventional power generating activities.

Response:

For the reasons described below, we respectfully submit that the information requested represents confidential commercial or financial information the disclosure of which would result

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

in substantial competitive harm to the Company.  As a result, we respectfully submit that such information is not required to be disclosed.

The tests for evaluating a confidential treatment request are discussed above in our response to Comment 6.  As noted, courts have interpreted the confidentiality standard under FOIA to uphold confidential treatment of commercial or financial information including financial projections where the disclosure of such information “would provide competitors with valuable insights into the company’s operations, give competitors pricing advantages over the company, or unfairly advantage competitors in future business negotiations.”  People for the Ethical Treatment of Animals v. United States Department of Agriculture, 2005 WL 1241141 (D.D.C. 2005) at *7 (citing National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673, 684 (D.C. Cir. 1976)).  The information requested here, confidential pricing information, is squarely within the category of confidential commercial or financial information and is routinely accorded confidential treatment – see, for example, Burke Energy Corp., 583 F. Supp. at 511-12, where the court found that, among other things, “... contractual pricing provisions, … base price of product obtained from a particular plant, … a ceiling price determination … bonus prices, … overcharge amounts, … pricing and product conversion factors, … substitute selling price[s], … base prices, … reference prices, [and] … the method of pricing and cost increases … are confidential because … that is clearly the type of information a corporation would not customarily release to the public,” the disclosure of which “would very likely cause substantial harm to the competitive position” of the corporation.  Id. at 112; see also Sterling Drug, Inc. v. Federal Trade Commission, 450 F.2d 698, 709 (D.C. Cir. 1971) (sales and profit data, breakdowns of sales, market share data, and confidential bid amounts) and Fisher v. Renegotiation Board, 355 F. Supp. 1171, 1174 (D.D.C. 1973) (business sales statistics including total net sales, total costs and expenses, operating costs, gross sales, and renegotiable sales), both cited by Burke Energy Corp.

The renewable energy sector is highly competitive and currently poised for growth as government initiatives to reduce greenhouse gas emissions and dependence on foreign fossil fuel products continue to be implemented.  The Company currently competes with well established companies in this market space and expects to encounter additional competition from new entrants as the sector continues to grow and develop.  Many of the Company’s current competitors in the renewable energy sector are privately held and therefore are not required to publicly report any information about their operations.  We expect that new entrants into this sector also will for the most part be private companies, at least in the near term.  Requiring the Company to disclose the prices it receives for its geothermal production would thus put the Company at a serious disadvantage by enabling competitors to either underbid the Company or to seek to obtain higher prices for themselves than they would otherwise be able to negotiate.  In addition, providing this information to the Company’s potential customers for geothermal power would afford them an unfair advantage in future negotiations, essentially setting a cap on pricing, while at the same time reducing the Company’s ability to negotiate for better pricing with its current customers and putting pressure on current customers to reduce the pricing or to purchase electricity from sources other than the Company.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

The information requested has never been made public by the Company and has historically been viewed by the Company as proprietary and confidential.  Providing this information to the general public and, as a result, to the Company’s competitors and customers, would result in disclosure of sensitive information relative to the Company that is not generally disclosed, providing competitors and customers an unfair advantage in negotiations.  As described above, this would cause considerable harm to the Company’s ability to negotiate for premium pricing and to compete effectively in the renewables sector, to the detriment of the Company and its shareholders.  Thus, as in Burke Energy Corp., disclosure of the pricing information would cause the Company substantial harm in that “... the disclosure would permit competitors to acquire private information about [the corporation’s] pricing policies; would enable competitors to gain otherwise confidential information about [the corporation’s] financial situation; would enable competitors to solicit [the corporation’s] customers with competitive arrangements; and would without question adversely affect [the corporation] in many ways.”  583 F. Supp. at 512.

We note that information regarding the Company’s commodity margin (essentially a measure of the difference between the price received by the Company for electricity and its fuel costs)2 by segment is provided.  The Geysers, which constitute our only producing geothermal resource, are included in the West segment.  Thus, the effect on our commodity margin as a result of the revenues from geothermal sources is generally disclosed.  We do not believe the additional information, namely the difference between the prices for the geothermal production versus the prices we receive for production by our natural gas-fired facilities (or other “conventional power generating activities” such as oil, gas, coal or other production in which the Company is not engaged) would materially add to an investor’s understanding of the Company’s business or operations or change the total mix of information that is available to investors.

Accordingly, for the reasons discussed above, the Company believes that the information regarding the average pricing received for geothermal production compared to conventional power generating activities is confidential and should not be disclosed.

17.
Please describe your policy for amortizing capital expenditures for your geothermal projects and whether you use your geothermal reserve estimates as a basis for this calculation.  Do you amortize using units of production or an estimated project life?

Response:

For depreciation calculations, the Geysers uses units-of-production depreciation in recognizing yearly depreciation.  The units-of-production depreciation rate is calculated using a depreciable base of the net book value of the Geysers assets plus the expected future capital expenditures of

[2]
Commodity margin is defined by the Company as a non-GAAP financial measure that includes electricity and steam revenues, hedging and optimization activities, renewable energy credit revenue, transmission revenue and expenses, and fuel and purchased energy expenses, but excludes mark-to-market activity and other service revenues.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

the economic life of the geothermal reserves (2050).  The rate of depreciation per megawatt hour is determined by dividing the depreciable base by total expected future generation (estimated units of proved reserves).  Because our geothermal properties extract steam from one reservoir, we aggregate our geothermal assets into one depreciable basis.

We use a combination of Decline Curve Analysis and Three Dimensional Numerical Modeling.  Our Numerical Model is a proprietary computer program that performs approximate solutions to matrices of partial differential equations that describe the characteristics of the steam reservoir.  The model is also adjusted to account for 20 plus years of actual production history. When simulation of the historical production time period is modeled within a reasonable fit of the actual production that has been observed, the model is run to forecast the future production.  We believe that this process is key to evaluating the future production from the Geysers.

Our Geysers depreciation model is revised every year to include updates to anticipated future capital expenditures and estimated proved reserves.  The new amortization rate is then applied to actual production to determine depreciation expense. We account for those revisions prospectively as changes in accounting estimates.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
October 24, 2008

*****

As requested in the comment letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any under person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the above referenced documents as originally filed, and we will be pleased to respond promptly to any requests for additional information.  My phone number is (713) 570-4654 and my fax number is (713) 353-9167.

Sincerely,:

/s/ Kenneth A. Graves
Kenneth A. Graves
Interim Corporate Controller and
Principal Accounting Officer

cc:	Mr. Andrew Mew
Mr. Scott Stringer
Mr. Ramin Olsen
(Securities & Exchange Commission)